Exhibit 3.3

FIRST AMENDMENT TO CREDIT AND SECURITY AGREEMENT

THIS FIRST AMENDMENT (the “Amendment”), dated August 13, 2009, is entered into by and between HEMACARE CORPORATION, a California corporation and CORAL BLOOD SERVICES, INC., a California corporation (jointly and severally, the “Company”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (as more fully defined in Paragraph 1 of this Amendment, “Wells Fargo”), acting through its Wells Fargo Business Credit operating division.

RECITALS

Company and Wells Fargo are parties to a Credit and Security Agreement dated April 10, 2008 (as amended from time to time, the “Credit Agreement”). Capitalized terms used in these recitals have the meanings given to them in the Credit Agreement unless otherwise specified.

The Company has requested that certain amendments be made to the Credit Agreement, which Wells Fargo is willing to make pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, it is agreed as follows, effective as of April 30, 2009:

1.                                       Modified Minimum Book Net Worth Financial Covenant.  Section 5.2(a) of the Credit Agreement is hereby amended in its entirety to read as follows:

(a)                                  Minimum Book Net Worth.  Company shall maintain, during each period described below, its Book Net Worth (excluding intercompany receivables owed from Hemacare Bioscience, Inc.), determined as of the end of each month, in an amount not less than the amount set forth for each such period (numbers appearing between “< >“ are negative):

Period	Minimum Book Net Worth

Month Ending April 30, 2009	$6,100,000

Month Ending May 31, 2009	$6,200,000

Month Ending June 30, 2009	$6,250,000

Month Ending July 31, 2009	$6,300,000

Month Ending August 31, 2009	$6,400,000

Month Ending September 30, 2009	$6,400,000

Month Ending October 31, 2009	$6,500,000

Month Ending November 30, 2009	$6,600,000

Month Ending December 31, 2009	$6,600,000

2.                                       Modified Minimum Net Income Financial Covenant.  Section 5.2(b) of the Credit Agreement is hereby amended in its entirety to read as follows:

(b)                                 Minimum Net Income.  Company shall achieve, for each period described below, Net Income of not less than the amount set forth for each such period (numbers appearing between “< >“ are negative).

Period	Minimum Net Income

Fiscal Quarter Ending June 30, 2009	$150,000

Fiscal Quarter Ending September 30, 2009	$200,000

Fiscal Quarter Ending December 31, 2009	$150,000

Fiscal Year Ending December 31, 2009	$500,000

3.                                       Modified Collateral Exams.  Section 5.10(c) of the Credit Agreement is hereby amended in its entirety to read as follows:

(c)                                  Collateral Exams and Inspections.  Company shall permit Wells Fargo’s employees, accountants, attorneys or other Persons acting as its agent, to examine and inspect any Collateral or any other property of Company at any time during ordinary business hours; provided, however, that so long as (i) Company’s Monthly Average Excess Availability is at least $750,000 and (ii) no Event of Default has occurred and is continuing, then the parties contemplate that such examinations will take place no more frequently than three times in any calendar year.

4.                                       Monthly Average Excess Availability.  For the purposes hereof, the term “Monthly Average Excess Availability” shall mean, for any given month and measured at the end of such month, the monthly average of Company’s daily availability, if any, in excess of the lesser of the Maximum Line Amount or the Borrowing Base limitations set forth in Section 1.2 of the Credit Agreement.

5.                                       No Other Changes.  Except as explicitly amended by this Amendment, all of the terms and conditions of the Credit Agreement shall remain in full force and effect and shall apply to any advance or letter of credit thereunder.

6.                                       [omitted].

7.                                       Conditions Precedent.  This Amendment shall be effective when Wells Fargo shall have received an executed original hereof, together with each of the following, each in substance and form acceptable to Wells Fargo in its sole discretion:

(a)                                  The Acknowledgment and Agreement of Guarantor set forth at the end of this Amendment, duly executed by the Guarantor.

(b)                                 A Certificate of the Secretary of the Company certifying as to (i) the resolutions of the board of directors of the Company approving the execution and delivery of this Amendment, (ii) the fact that the articles of incorporation and bylaws of the Company, which were certified and delivered to Wells Fargo pursuant to the Certificate of Authority of the Company’s secretary or assistant secretary dated April 10, 2008 continue in full force and effect and have not been amended or otherwise modified except as set forth in the Certificate to be delivered, and (iii) certifying that the officers and agents of the Company who have been certified to Wells Fargo, pursuant to the Certificate of Authority of the Company’s secretary or assistant secretary dated April 10, 2008 as being authorized to sign and to act on behalf of the Company continue to be so authorized or setting forth the sample signatures of each of the officers and agents of the Company authorized to execute and deliver this Amendment and all other documents, agreements and certificates on behalf of the Company.

(c)                                  Payment of the fee described in Paragraph 6.

(d)                                 Such other matters as Wells Fargo may require.

8.                                       Representations and Warranties.  The Company hereby represents and warrants to Wells Fargo as follows:

(a)                                  The Company has all requisite power and authority to execute this Amendment and any other agreements or instruments required hereunder and to perform all of its obligations hereunder, and this Amendment and all such other agreements and instruments has been duly executed and delivered by the Company and constitute the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

(b)                                 The execution, delivery and performance by the Company of this Amendment and any other agreements or instruments required hereunder have been duly authorized by all necessary corporate action and do not (i) require any authorization, consent or approval by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) violate any provision of any law, rule or regulation or of any order, writ, injunction or decree presently in effect, having applicability to the Company, or the articles of incorporation or by-laws of the Company, or (iii) result in a breach of or constitute a default under any indenture or loan or credit agreement or any other agreement, lease or instrument to which the Company is a party or by which it or its properties may be bound or affected.

(c)                                  All of the representations and warranties contained in Section 4 of the Credit Agreement are correct on and as of the date hereof as though made on and as of such date, except to the extent that such representations and warranties relate solely to an earlier date.

9.                                       References.  All references in the Credit Agreement to “this Agreement” shall be deemed to refer to the Credit Agreement as amended hereby; and any and all references in the Security Documents to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended hereby.

10.                                 No Waiver.  The execution of this Amendment and the acceptance of all other agreements and instruments related hereto shall not be deemed to be a waiver of any Default or Event of Default under the Credit Agreement or a waiver of any breach, default or event of default under any Security Document or other document held by Wells Fargo, whether or not known to Wells Fargo and whether or not existing on the date of this Amendment.

11.                                 Release.  The Company and the Guarantor signing the Acknowledgment and Agreement of Guarantor set forth below each hereby absolutely and unconditionally releases and forever discharges Wells Fargo, and any and all participants, parent corporations, subsidiary corporations, affiliated corporations, insurers, indemnitors, successors and assigns thereof, together with all of the present and former directors, officers, agents and employees of any of the foregoing, from any and all claims, demands or causes of action of any kind, nature or description, whether arising in law or equity or upon contract or tort or under any state or federal law or otherwise, which the Company or each Guarantor has had, now has or has made claim to have against any such person for or by reason of any act, omission, matter, cause or thing whatsoever arising from the beginning of time to and including the date of this Amendment, whether such claims, demands and causes of action are matured or unmatured or known or unknown.  Each Company and each Guarantor waives the benefits of California Civil Code Section 1542 which provides:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

12.                                 Costs and Expenses.  The Company hereby reaffirms its agreement under the Credit Agreement to pay or reimburse Wells Fargo on demand for all costs and expenses incurred by Wells Fargo in connection with the Loan Documents, including without limitation all reasonable fees and disbursements of legal counsel. Without limiting the generality of the foregoing, the Company specifically agrees to pay all fees and disbursements of counsel to Wells Fargo for the services performed by such counsel in connection with the preparation of this Amendment and the documents and instruments incidental hereto. The Company hereby agrees that Wells Fargo may, at any time or from time to time in its sole discretion and without further authorization by the Company, make a loan to the Company under the Credit Agreement, or apply the proceeds of any loan, for the purpose of paying any such fees, disbursements, costs and expenses and the fee required under Paragraph 6 of this Amendment.

13.                                 Miscellaneous.  This Amendment and the Acknowledgment and Agreement of Guarantor may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

WELLS FARGO BANK, NATIONAL ASSOCIATION		HEMACARE CORPORATION

By:	/s/ Gilda Pettit	By:	/s/ Robert S. Chilton
	Its Assistant Vice President	Title: Chief Financial Officer

CORAL BLOOD SERVICES, INC.

		By:	/s/ Robert S. Chilton
Title: Chief Financial Officer